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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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16014164

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2016
Washington DC
404

SEC FILE NUMBER
8- 66787 aKB

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ION PARTNERS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Park Avenue, 7th Floor
(No. and Street)

New York	NY	10177
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derek Wittenberg (212) 286-5033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEUER & ORLANDO, LLP
(Name – *if individual, state last, first, middle name*)

2 Wall Street, 10th Floor	New York	NY	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Derek Wittenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ION PARTNERS, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR

Title

Notary Public

JESSICA ACOSTA
NOTARY PUBLIC-STATE OF NEW YORK
No. 02AC6317659
Qualified in Kings County
My Commission Expires January 12, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FEUER & ORLANDO, LLP

CERTIFIED PUBLIC ACCOUNTANTS

(A Partnership Including A Professional Corporation)

REPORTING OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of Ion Partners, LLC
New York, New York

We have audited the accompanying statement of financial condition of Ion Partners, LLC at December 31, 2015, and the related statements of income, cash flows, and changes in members equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ion Partners, LLC as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information included in Schedule I, as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Ion Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.



New York, New York
February 25, 2016

2 WALL STREET • 10TH FLOOR • NEW YORK, NY 10005 • TEL: (212) 736-5500 • FAX: (212) 736-5601

ION PARTNERS, LLC
BALANCE SHEET
DECEMBER 31, 2015

ASSETS

Current Assets:	
Cash	$54,946
Accounts receivable (net of allowance for doubtful accounts)	8,000
Prepaid expenses	6,120
Total Current Assets	69,066
Fixed Assets:	
Property and equipment, net of accumulated depreciation net of $ 17,848	1,466
Total Fixed Assets	1,466
Other Assets:	
Website, net of accumulated amortization of $1,283	309
Security deposits	4,718
Total Other Assets	5,027
Total Assets	$75,559

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities:	
Accounts payable and accrued expenses	$13,628
Total Current Liabilities	13,628
Commitments	
Members' Capital	61,931
Total Liabilities and Members' Capital	$75,559

The accompanying notes are an integral part of these financial statements

ION PARTNERS, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2015

Income:		
Fee income		$ 135,250
Interest income		28
Total Income		135,278
Expense:		
Consulting	$ 31,071	
Office, general and administrative	22,618	
Bad debt expense	15,000	
Rent and occupancy	43,585	
Professional fees	17,686	
Regulatory fees	325	
Depreciation and amortization	1,373	
Total Expenses		131,658
Net Income		$ 3,620

The accompanying notes are an integral part of these financials statments

ION PARTNERS, LLC
STATEMENT OF MEMBERS' CAPITAL
YEAR ENDED DECEMBER 31, 2015

BEGINNING MEMBERS' CAPITAL	$ 58,309
Net Income for the year	3,620
ENDING MEMBERS' CAPITAL	$ 61,929

The acompanying notes are an integral part of these financials statements

ION PARTNERS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

Cash flows from Operating Activities:	
Net Income	$ 3,622
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	1,373
Bad debt expense	15,000
Change in operating assets and liabilities:	
Accounts receivable	(12,000)
Other assets	1,671
Prepaid expenses	(3,965)
Accounts payable and accrued expenses	(14,323)
Cash used in operating activities and decrease in cash	(8,622)
Cash at Beginning of year	63,568
Cash at End of year	$ 54,946

NOTE 1 – DESCRIPTION OF BUSINESS

Ion Partners (the "Company") is a New York State limited liability company effective on August 8, 2003 as amended on June 5, 2009. The Company is primarily engaged in providing investment banking advisory services to its clients. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Basis of Presentation

The Company maintains its accounting records on the accrual basis.

Revenue Recognition

The Company recognizes revenue as the related consulting services are provided and as the deals close.

Concentration of Credit Risk

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Company's ability to assess the credit worthiness of its clients. The Company does not currently see a concentrated credit risk associated with receivables. Repayment is dependent upon the financial stability of its clients.

Allowance for Doubtful Accounts

The Company estimates uncollectibility of trade accounts receivable by analyzing historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts – 2015 write-off was $15,000.

Property and Equipment

Furniture and equipment are stated at cost less accumulated depreciation, which is calculated using the straight-line method over the useful lives of the related assets, primarily five years.

Website

Website is stated at cost less accumulated amortization, which is calculated using the straight-line method over the useful life of the related asset, primarily three years.

Income Taxes

The Company is a limited liability company and is treated as a Partnership for federal and New York State income tax purposes. The Company's assets, liabilities, and items of income, deduction, and tax credits are treated as those of its members, who are responsible for any taxes thereon. The Company's allocated share of local taxes, if any, is included in the accompanying statement of operations.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. With few exceptions, the measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the members and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2012.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. In such circumstances, the Company will estimate the future cash flows expected to result from the use of the asset and its eventual disposition. Future cash flows are the future cash inflows expected to be generated by an asset less the future outflows expected to be necessary to obtain those inflows. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will recognize an impairment loss to adjust the fair value of the asset. Management believes that there are no impaired long-lived assets at December 31, 2015.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 3 – PROPERTY AND EQUIPMENT

The Company's property and equipment and related accumulated depreciation consist of the following at December 31, 2015:

	Cost	Accumulated Depreciation	Net
Computer and office equipment	$19,314	$17,848	$1,466
Total	$19,314	$17,848	$1,466

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has one non-cancelable operating lease for its facility which expires

April 30, 2017. Future minimum lease payments for the remaining term of the lease are as follows:

Period ending December:	
2016	$ 56,615
2017	18,872
	$ 75,488

For the year ended December 31, 2015, Rent expense amounted to $43,585.

NOTE 5 – CONCENTRATIONS

Financial instruments that potentially subject the Company to significant concentrations of credit risk consisted principally of cash. The Company's cash balances are fully insured by the Federal Deposit Insurance Corporation. As of December 31, 2015, the accounts were fully ensured.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of the aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

At December 31, 2015, the Company has net capital, as defined, of $41,318 which is $36,318 in excess of its required net capital of $5,000. The Company has aggregate indebtedness of $13,628. The Company's ratio of aggregate indebtedness to net capital is 0.32983 to 1 at December 31, 2015.

NOTE 7 – SUBSEQUENT EVENT

The Company has evaluated subsequent events through February 25, 2015, the date the financial statements were available for issuance.

ION PARTNERS, LLC
SCHEDULE I -
December 31, 2015

Computation of net Capital under rule 15c3-1 of the
securities and exchange commission

Total members' capital	$	61,931
Less Nonallowable assets:		
Accounts receivable		(8,000)
Prepaid expenses		(6,120)
Fixed assets - net		(1,775)
Other assets - net		(4,718)
Audited net capital		41,318
Minimum net capital requirement		(5,000)
Net capital surplus	$	36,318
Ratio of aggregate indebtedness to net capital at December 31, 2015		0.32983

Computation for determination of Reserve requirements under
Rule 15c3-3 of the securities and exchange Commission

The company has claimed exemption from rule 15c3-3 under the
provisions f section (k0 (2) (i)

**Information relating to the possession or control rquirements
Under Rule 15c3-3:**

The company has claimed exemption from rule 15c3-3 under
the provisions of section (k) (2) (i)

The accompanying notes are an integral part of these financial statements

ION PARTNERS, LLC
SCHEDULE I -
December 31, 2015

Reconciliation of computation of Net Capital

Net capital per focus report	$	36,319
Net Capital as computed	$	36,319
Aggregate indeptedness per focus report	$	13,627
Aggregate indebtedness as computed	$	13,628

There are no material differences between the preceding computation and the company's corresponding unaudited part II of form X-17A-5 as of December 31, 2015

Reconciliation of determination of reserve requirements under Rule 15c3-3:

The company has claimed exemption from rule 15c3-3 under the provisions of section (k) 92) (i)

FEUER & ORLANDO, LLP

CERTIFIED PUBLIC ACCOUNTANTS

(A Partnership Including A Professional Corporation)

Report of Independent Registered Public Accounting Firm Exemption Report

To the Members of
Ion Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ion Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Ion Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)[i] (the "exemption provisions") and (2) Ion Partners, LLC stated that Ion Partners, LLC met the identified exemption provisions throughout the period from January 1, 2015 to December 31, 2015, without exception. Ion Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ion Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)[i] of Rule 15c3-3 under the Securities Exchange Act of 1934.



New York, New York
February 25, 2016

2 WALL STREET · 10TH FLOOR · NEW YORK, NY 10005 · TEL (212) 736-5500 · FAX (212) 736-5601

ION PARTNERS LLC
EXEMPTION REPORT
DECEMBER 31, 2015

1. Ion Partners, LLC has claimed an exemption from SEC Rule § 240.15c3-3 under the provisions in paragraph (k) (2) [i].

2. ION Partners, LLC has met the identified exemption provisions in paragraph (k)(2)[i] of Rule § 240.15c3-3 throughout the period from January 1 to December 31, 2015, without exception.

By: 
Managing Partner

February 25, 2016

ION PARTNERS, LLC

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

ION PARTNERS, LLC

INDEX